Exhibit 99.15

CONSENT OF QUALIFIED PERSON

Golden Star Resources Ltd.
United States Securities and Exchange Commission

Re: Golden Star Resources Ltd.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a "qualified person" and the use of my name in connection with the following documents and reports, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2014 (the “Form 40-F”) of Golden Star Resources Ltd. (the “Company”) to which this consent relates: (A) the technical report entitled "43-101 Technical Report on a Preliminary Economic Assessment of the Wassa open pit and underground project in Ghana" effective date October 30, 2014 and filed on October 22, 2014, (B) the Company’s Annual Information Form for the year ended December 31, 2014 and (C) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2014, (ii) the inclusion or incorporation by reference of information derived from such documents in the Registration Statements on Forms S-8 (Nos. 333-175542, 333-169047, 333-118958, 333-105821 and 333-105820), as amended, and Registration Statement No. 333-196906 on Form F-10, as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to the undersigned included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto.

/s/ Chris Bray_________________________
Chris Bray

March 31, 2015